SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 October 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 October 2020
99.2	Director/PDMR Shareholding dated 01 October 2020
99.3	Publication of Supplement to Base Prospectus dated 05 October 2020
99.4	Publication of Final Terms dated 06 October 2020

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 September 2020, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,061,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 182,656,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

 Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Grant of Awards under InterContinental Hotels Group PLC Annual Performance Plan (APP) and 2019/21 Long Term Incentive Plan (LTIP) and 2020/22 LTIP following appointment as Chief Human Resources Officer.

c)	Price(s) and volume(s)
APP Award:
Conditional rights over a total of 4,666 free shares; the number of shares calculated by reference to a price of GBP42.86, being the MMQ of the Company's share price for the 3 dealing days preceding the date of grant.

The award is conditional and will vest in 3 tranches on 14 September 2021, 14 September 2022 and 14 September 2023.  The award is subject to Wayne Hoare remaining in continuous employment with the Group until the vesting dates.

2019/21 LTIP Awards:
The maximum number of shares that can be transferred if performance conditions are met in full: 8,237 shares.

The number of shares were calculated by reference to a price of GBP43.416 being the MMQ of the Company' share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's 31 December 2021 year end financial results, subect to the satisfaction of conditions.

2020/22 LTIP awards
The maximum number of shares that can be transferred if performance conditions are met in full: 14,416.

The number of shares were calculated by reference to a price of GBP43.416 being the MMQ of the Company' share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's 31 December 2022 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2020-09-21
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

5 October 2020

InterContinental Hotels Group PLC
Publication of Supplement

The following supplementary prospectus has been approved by the Financial Conduct Authority:

Supplement dated 5 October 2020 to the Base Prospectus dated 14 September 2020 relating to the £3,000,000,000 Euro Medium Term Note Programme of InterContinental Hotels Group PLC unconditionally and irrevocably guaranteed by Six Continents Limited and InterContinental Hotels Limited.

To view the supplementary prospectus, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/1520B_1-2020-10-5.pdf

A copy of the Supplement will be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information please contact:

Investor Relations:
(Stuart Ford, Rakesh Patel)                              +44 (0)1895 512176               +44 (0)7527 419 431

Media Relations:
(Yasmin Diamond, Mark Debenham):             +44 (0)1895 512097               +44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Exhibit No: 99.4

6 October 2020

InterContinental Hotels Group PLC
Publication of Final Terms

The following final terms are available for viewing:

-     Final Terms dated 6 October 2020 in respect of an issue of €500,000,000 1.625 per cent. Notes due 8 October 2024 (the "2024 Notes" and the "2024 Final Terms"); and

-     Final Terms dated 6 October 2020 in respect of an issue of £400,000,000 3.375 per cent. Notes due 8 October 2028 (the "2028 Notes" and the "2028 Final Terms"),

in each case issued under the £3,000,000,000 Euro Medium Term Note Programme established by InterContinental Hotels Group PLC (the "Company") and guaranteed by InterContinental Hotels Limited and Six Continents Limited (together, the "Guarantors").

The 2024 Final Terms in respect of the 2024 Notes and the 2028 Final Terms in respect of the 2028 Notes must in each case be read in conjunction with the Base Prospectus dated 14 September 2020 and the supplement to it dated 5 October 2020, including all documents incorporated by reference (the "Base Prospectus"), which constitutes a base prospectus for the purposes of Article 8 of Regulation (EU) 2017/1129. Full information on the Company, the Guarantors and in respect of the 2024 Notes and the 2028 Notes is only available on the basis of the combination of the Base Prospectus and the 2024 Final Terms in respect of the 2024 Notes and the 2028 Final Terms in respect of the 2028 Notes.

To view the full 2024 Final Terms in respect of the 2024 Notes, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/2944B_1-2020-10-6.pdf

To view the full 2028 Final Terms in respect of the 2028 Notes, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/2944B_2-2020-10-6.pdf

Copies of the 2024 Final Terms and the 2028 Final Terms (together, the "Final Terms") will be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

DISCLAIMER - INTENDED ADDRESSEES:

The distribution of the Final Terms and the offering or sale of the 2024 Notes and the 2028 Notes (together, the "Notes") in certain jurisdictions may be restricted by law. Access to this document is provided for information and reference purposes only and does not constitute an offer or the solicitation of any offer or sale by the Company or Guarantors in any way.

In particular, the Base Prospectus and the Final Terms in respect of the Notes do not constitute an offer of securities for sale in the United States of America (the "U.S."). The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the U.S. and may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the securities laws of the applicable state or other jurisdiction of the U.S.

Your right to access this service is conditional upon complying with the above requirement.

For further information please contact:

Investor Relations:
(Stuart Ford, Rakesh Patel):                           +44 (0)1895 512176               +44 (0)7527 419 431

Media Relations:
(Yasmin Diamond, Mark Debenham):           +44 (0)1895 512097               +44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	09 October 2020